As filed with the Securities and Exchange Commission on ^ May 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ^ 5
to
Schedule TO
ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Name of Subject Company (issuer))

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Commons Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

423666 10 6

(CUSIP Number of Class of Securities)

Maureen G. Partynski
Chairman and Chief Executive Officer
Hemlock Federal Financial Corporation
5700 West 159th Street
Oak Forest, Illinois 60452
(708) 687-9400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin L. Meyrowitz, P.C.
Beth A. Freedman
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
(202) 295-4500

April 14, 2004

(Date Tender Offer First Published, Sent or Given to Security Holders)

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[   ]            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]            third-party tender offer subject to Rule 14d-1.

[X]            issuer tender offer subject to Rule 13e-4.

[X]            going-private transaction subject to Rule 13e-3.

[   ]            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

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Schedule TO

            This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Hemlock Federal Financial Corporation, a Delaware corporation, to purchase up to 200,000 shares of its common stock, par value $0.01 per share, at a price of $29.00 per share, net to the seller in cash, without interest. Hemlock Federal Financial Corporation's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the tender offer.

Item 11. Additional Information.

            (a)            Not applicable.

            (b)            The information set forth in the Offer to Purchase and letter of Transmittal, as modified by the information in the press release contained at Item 12(a), is incorporated herein by reference.

Item 12. Exhibits.

            (a)      (9)-^4       Text of Press Release issued by the Company, dated May ^20, 2004, announcing final results of Tender Offer.

            (b)            Not applicable.

            (c)             Presentation of Keefe, Bruyette & Woods, Inc. (Previously Filed)

            (d)            Not applicable.

            (e)            Not applicable.

            (f)            Not applicable.

            (g)            Not applicable.

            (h)            Not applicable.

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SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

^ May 20, 2004	HEMLOCK FEDERAL FINANCIAL CORPORATION

	By:	/s/ Maureen G. Partynski Maureen G. Partynski Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated April 14, 2004 *

(a)(2)	Letter of Transmittal *

(a)(3)	Notice of Guaranteed Delivery *

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients *

(a)(6)	Letter to Shareholders of the Company, dated April 14, 2004, from Maureen G. Partynski, Chairman and Chief Executive Officer *

(a)(7)	Form of Memorandum, dated April 14, 2004, to the Company's employees *

(a)(8)	Form of Question and Answer Brochure *

(a)(9)-1	Text of Press Release issued by the Company, dated March 26, 2004 *

(a)(9)-2	Text of Press Release issued by the Company, dated April 14, 2004 *

(a)(9)-3	Text of Press Release issued by the Company, dated May 17, 2004 *

(a)(9)-4	Text of Press Release issued by the Company, dated May 20, 2004

(a)(10)	Press Announcement to be Published in Local and Regional Newspapers on or after April 14, 2004 *

(c)	Presentation of Keefe, Bruyette & Woods, Inc. *

* Filed previously.

EXHIBITS

Exhibit (a)(9)-4

CONTACTS:	Maureen G. Partynski, Chairman and CEO Michael R. Stevens, President Hemlock Federal Financial Corporation (708) 687-9400

IMMEDIATE RELEASE: May 20, 2004

HEMLOCK FEDERAL FINANCIAL CORPORATION ANNOUNCES
FINAL RESULTS OF TENDER OFFER

         Oak Forest, Illinois ... Hemlock Federal Financial Corporation (NASDAQ NMS: HMLK) announced today final results of the Tender Offer that expired on Friday, May 14, 2004 at 5:00 p.m. New York City time. Consistent with preliminary results released May 17, 2004, Hemlock Federal Financial Corporation will purchase 219,483 shares at $29.00 per share. The value of the shares to be purchased is $6.37 million and the number of shares to be purchased represents approximately 22 percent of Hemlock Federal Financial Corporation's 974,168 shares of common stock outstanding on May 19, 2004. After the transaction, there will be 754,685 shares of common stock outstanding.

         Because the number of shares tendered at the $29.00 purchase price exceeded the number of shares Hemlock Federal Financial expects to purchase, the number of shares accepted for payment by Hemlock Federal Financial (after Hemlock Federal Financial's purchase of all of the "odd lot" shares) will be prorated. Shareholder's tendering will have their orders reduced by 10.85% as a result of proration.

         Upon completion of the tender offer, the number of shareholders will be reduced by 61. Hemlock Federal Financial will, however, continue to have more than 300 registered holders. As a result, Hemlock Federal Financial intends to take other actions to reduce the number of registered holders below 300, including a potential reverse stock split and additional stock repurchases.

         This announcement does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities. The tender offer was made solely on the terms and conditions set forth in the Offer to Purchase dated April 14, 2004, as amended and the accompanying transmittal documents. For additional information regarding the tender offer, reference should be made to the Offer to Purchase and the related transmittal documents.

End.